--------------------------------------------------------------------------------
PROSPECTUS SUPPLEMENT
                     (To Prospectus dated October 24, 1996)
                           Pursuant to Rule 424(b)(3)
                      Registration Statement No. 333-13899

                                1,850,000 Shares

                                  MOOVIES, INC.
                                  Common Stock

     This Prospectus Supplement relates to the offer and sale from time to time by Moovies, Inc., a Delaware corporation ("Moovies" or the "Company"), or its subsidiaries, of up to 1,850,000 shares of Moovies common stock, $.001 par value, (the "Common Stock"), in exchange for shares of capital stock of other companies, or in exchange for assets used in or related to the business of such companies. This Prospectus Supplement does not contain complete information about the offering of the Common Stock of the Company. Additional information is contained in the prospectus (the "Prospectus") dated October 24, 1996 and attached hereto. Prospective investors are urged to read both this Prospectus Supplement and the Prospectus in full. Sales of the Common Stock of the Company may not be consummated unless the purchaser has received both this Prospectus Supplement and the Prospectus. See "Securities Covered By This Prospectus" in the Prospectus dated October 24, 1996. Shares offered hereby may generally be resold by the persons acquiring them without further registration under the Securities Act of 1933. For further information on resales, see "Resales" in the Prospectus. The Company's Common Stock is traded and quoted on the Nasdaq Stock Market under the symbol "MOOV." On December 31, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq Stock Market's National Market System (the "Nasdaq Stock Market") was $5.1875 per share. See "Price Range of Common Stock" in Prospectus.

     These securities involve a high degree of risk. Prospective investors should consider the "Risk Factors" set forth at Page S-2 herein and at Page 7 in the accompanying Prospectus.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MOOVIES. NEITHER THE PROSPECTUS NOR THE PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF MOOVIES SINCE SUCH DATE.

     The shares to be offered hereby may be sold (i) in transactions of the type specified in paragraph (a) of Rule 145 promulgated by the Securities and Exchange Commission, (ii) in a merger in which the applicable state law would not require the solicitation of the votes or consents of all the security holders of the company being acquired, (iii) in an exchange offer for securities of the issuer or another security, (iv) in a public reoffering or resale of any such securities acquired pursuant to this offering; or (iv) in more than one of the transactions listed above. If used for reoffering or resale, this prospectus will be amended as required to include information regarding selling stockholders.

     The date of this Prospectus Supplement is December 31, 1996.



393140.4

     THIS PROSPECTUS SUPPLEMENT DOES NOT CONTAIN COMPLETE INFORMATION ABOUT THE OFFERING OF THE COMMON STOCK OF THE COMPANY. ADDITIONAL INFORMATION IS CONTAINED IN THE PROSPECTUS. PROSPECTIVE INVESTORS ARE URGED TO READ BOTH THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN FULL. SALES OF THE COMMON STOCK OF THE COMPANY MAY NOT BE CONSUMMATED UNLESS THE PURCHASER HAS RECEIVED BOTH THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS.

     This Supplement to the Prospectus dated October 24, 1996 (the "Original Prospectus") of Moovies, Inc. ("Moovies" or the "Company") supplements and updates the Original Prospectus as set forth herein. Capitalized terms which have defined meanings in the Original Prospectus have the same respective meanings in this Supplement as they have in the Original Prospectus, except as otherwise specifically indicated. This Supplement is being delivered together with a copy of the Original Prospectus and should be read in conjunction with the Original Prospectus.

     This Supplement describes the Company's Shareholder Protection Rights Agreement dated December 20, 1996; updates historical financial data contained in the Original Prospectus with data from the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 1996; and updates and revises certain portions of the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Description of Capital Stock" sections of the Original Prospectus. This Supplement does not purport to update any other material in the Prospectus.

                                TABLE OF CONTENTS

                                                                                                                       Page

Additional Information..................................................................................................S-1
Updates to "Risk Factors"...............................................................................................S-2
Anti-Takeover Provisions................................................................................................S-2
Financial Information...................................................................................................S-4
Update to Management's Discussion and Analysis of Financial Condition and Results of Operations.........................S-9
Results of Operations...................................................................................................S-9
Liquidity and Capital Resources........................................................................................S-10
Updates to "Description of Capital Stock"..............................................................................S-11
Rights Agreement.......................................................................................................S-11


                             ADDITIONAL INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copies at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company files its reports and other information electronically with the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. The Common Stock is listed on the Nasdaq Stock Market's National Market System and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a registration statement on Form S-4 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules filed with Registration Statement 333-13899. Statements contained in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance



393140.4
                                       S-1
     reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be examined without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York, 10048 and at Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon payment of the fees prescribed by the Commission.


                            UPDATES TO "RISK FACTORS"

     The following portions of the "Risk Factors" section of the Original Prospectus are hereby updated and revised as follows:

     The discussion in this Prospectus Supplement and the Original Prospectus contains forward looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus Supplement and the Original Prospectus. Statements contained in this Prospectus Supplement and the Original Prospectus that are not historical facts are forward looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. A number of important factors could cause the Company's actual results for 1996 and beyond to differ materially from those discussed herein, and from those expressed in any forward looking statements made by, or on behalf of, the Company. These factors include, without limitation, those listed below in this Prospectus Supplement, and in the Original Prospectus, in "Risk Factors."


Anti-Takeover Provisions

     The Company's Board of Directors has the authority to issue up to one million shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change of control of the Company. In addition, certain provisions in the Company's Certificate of Incorporation and Bylaws relating to dividing the Board of Directors into three classes, restrictions on calling special meetings of stockholders, restrictions on amendments to the Bylaws and prohibitions against action by majority written consent of the stockholders may discourage or make more difficult any attempt by a person or group of persons to obtain control of the Company.

     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's voting stock. See "Description of Capital Stock Preferred Stock; -Certain Charter and Bylaw Provisions."

     In addition, options issued pursuant to the Company's 1995 Stock Plan will vest immediately upon a Change in Control as defined in the option agreements. See "Management-Compensation Committee Interlocks and Insider Participation."

     On December 20, 1996 the Company's Board of Directors adopted a Shareholder Protection Rights Agreement (the "Rights Agreement"). Under the Rights
Agreement, a dividend of one right ("Right") to purchase a fraction of a share of a newly created class of preferred stock, was declared for each share of Common Stock outstanding at the close of business on December 31, 1996. The Rights, which expire on December 31, 2006, may be exercised only if certain conditions are met, such as the acquisition (or the announcement of a tender offer the consummation of which would result in the acquisition) of beneficial ownership of 15 percent or more of the Common Stock ("15% Acquisition") by a person or



393140.4
                                       S-2
     affiliated group. The Rights, if exercised, would cause substantial dilution to a person or group of persons that attempts to acquire the Company without the prior approval of the Board of Directors. The Board of Directors may cause the Company to redeem the Rights for nominal consideration. The Rights Agreement may discourage or make more difficult any attempt by a person or group of persons to obtain control of the Company. See "Description of Capital Stock - Rights Agreement."




393140.4
                                       S-3

                              FINANCIAL INFORMATION
Condensed Consolidated Financial Statements


                                                MOOVIES, INC.
                                         Consolidated Balance Sheets


                                                                September 29, 1996       December 31, 1995
                                                                    (unaudited)             (unaudited)



Assets


Current assets:


     Cash and cash equivalents                               $           5,205,448  $             3,563,788


     Receivables                                                         1,174,300                2,780,214


     Merchandise inventory                                               5,347,197                2,617,496


     Deferred income tax benefit                                         1,486,115                  984,136


     Prepaid rent                                                        1,237,678                  739,804


     Other                                                               2,240,840                1,243,708
                                                              ----------------------- ------------------------

                  Total current assets                                  16,691,578               11,929,146





Videocassette rental inventory, net                                     21,558,855               16,728,416


Furnishings and equipment, net                                          24,364,091                9,858,952


Goodwill                                                                39,731,619               29,080,621


Deposits and other assets                                                  836,794                  622,361
                                                              ----------------------- ------------------------

                                                             $         103,182,937  $            68,219,496
                                                              ======================= ========================





Liabilities and Stockholders' Equity





Current liabilities:


     Line of credit                                          $          13,795,934  $             2,500,000


     Notes payable                                                       2,600,000                5,935,215


     Current portion of long-term debt                                     355,041                  481,064


     Accounts payable                                                   12,603,608               10,567,375


     Accrued liabilities                                                 4,692,683                3,065,603
                                                              ----------------------- ------------------------

                  Total current liabilities                             34,047,266               22,549,257


Long-term debt, less current portion                                       102,654                2,410,987


Deferred income tax payable                                              7,397,993                5,796,051
                                                              ----------------------- ------------------------

                                                                        41,547,913               30,756,295


Commitments





Stockholders' equity:


     Preferred stock, $.001 par value; 1,000,000  shares
          authorized; no shares issued and outstanding                           -                        -


     Common stock, $.001 par value; 25,000,000
          shares authorized; issued and outstanding
          11,926,620 shares at September 29, 1996 and
          8,658,532 shares at December 31, 1995                             11,927                    8,659


     Additional paid-in capital                                         58,335,362               35,857,767


     Retained earnings                                                   3,287,735                1,596,775
                                                              ----------------------- ------------------------

          Total stockholders' equity                                    61,635,024               37,463,201
                                                              ----------------------- ------------------------

                                                             $         103,182,937  $            68,219,496
                                                              ======================= ========================
See accompanying notes to consolidated financial statements.



393140.4
                                       S-4


                                                       MOOVIES, INC.

                                           Consolidated Statements of Operations
                                                        (unaudited)


                                                   Three months ended                          Nine months ended


                                          Sept. 29, 1996       Sept. 30, 1995         Sept. 29, 1996        Sept. 30, 1995





Revenues:


     Rental revenues                 $        19,126,293   $         6,022,931  $          51,759,671  $         8,292,834


     Product sales                             2,967,489             1,004,951              7,934,783            1,233,058
                                       -------------------- --------------------- ---------------------- --------------------

                                              22,093,782             7,027,882             59,694,454            9,525,892





Operating costs and expenses:


     Operating expenses                       16,242,077             4,243,178             42,579,576            6,016,028


     Cost of product sales                     1,790,515               899,380              4,958,007            1,090,888


     Selling, general and
       administrative                          2,408,842             1,022,873              7,019,124            1,400,755


     Amortization of goodwill                    465,143                     -              1,219,548                    -
                                       -------------------- --------------------- ---------------------- --------------------

                                              20,906,577             6,165,431             55,776,255            8,507,671
                                       -------------------- --------------------- ---------------------- --------------------




Operating income                               1,187,205               862,451              3,918,199            1,018,221


Interest expense, net                          (296,461)             (106,271)              (996,979)            (185,320)


Other, net                                         3,192                     -               (11,330)                    -
                                       -------------------- --------------------- ---------------------- --------------------




Income before income taxes and
     extraordinary item                          893,936               756,180              2,909,890              832,901


Income tax expense                               353,105               265,822              1,154,640              265,822
                                       -------------------- --------------------- ---------------------- --------------------




Net income before extraordinary                  540,831               490,358              1,755,250              567,079
  item


Extraordinary item - loss on early
     extinguishment of debt                       64,290                     -                 64,290                    -
                                       -------------------- --------------------- ---------------------- --------------------

Net income                           $           476,541   $           490,358  $           1,690,960  $           567,079
                                       ==================== ===================== ====================== ====================




Net income per share:





     Net income before               $                0.05 $                0.10$                  0.18$                0.33
          extraordinary item


     Extraordinary item - loss on                     0.01                   -                     0.01                  -
          early extinguishment of
          debt
                                       -------------------- --------------------- ---------------------- --------------------

     Net income                      $                0.04 $                0.10$                  0.17$                0.33
                                       ==================== ===================== ====================== ====================




Weighted average shares                       11,850,000             5,015,382              9,904,000            1,710,993
     outstanding
                                       ==================== ===================== ====================== ====================

See accompanying notes to consolidated financial statements.






393140.4
                                                            S-5

                                                       MOOVIES, INC.

                                           Consolidated Statements of Cash Flows
                                                        (unaudited)

                                                                                          Nine months ended


                                                                              September 29,                September 30,
                                                                                   1996                         1995


Operating activities:


     Net Income                                                     $               1,690,960  $                  567,079


     Adjustments to reconcile net income to net cash provided by operating activities:


              Depreciation and amortization                                        14,827,260                   2,347,255


              Amortization of discount on long-term debt                                    -                      40,046


              Changes in operating assets and liabilities:


                  Receivables                                                       1,860,289                   (285,134)


                  Merchandise inventory                                           (2,584,701)                    (20,615)


                  Other current assets                                            (1,495,006)                           -


                  Deposits and other assets                                         (184,455)                     273,092


                  Accounts payable                                                  2,036,233                     645,216


                  Accrued liabilities                                                 512,080                 (1,297,038)


                  Deferred income taxes                                             1,099,963                     112,691



                                                                          ----------------------        --------------------

                  Net cash provided by operating activities                        17,762,623                   2,382,592
                                                                          ----------------------        --------------------




Investing activities:


     Purchases of videocassette rental inventory, net                            (15,350,754)                 (2,091,200)


     Purchases of furnishings and equipment, net                                 (15,600,372)                 (1,771,588)


     Proceeds from the sale of the grocery division                                   745,625                           -


     Business acquisitions                                                       (11,322,687)                 (1,825,541)
                                                                          ----------------------        --------------------

                  Net cash used in investing activities                          (41,528,188)                 (5,688,329)
                                                                          ----------------------        --------------------




Financing activities:


     Proceeds from line of credit borrowings, net                                  11,295,934                           -


     Proceeds from issuance of long-term debt                                       2,000,000                   2,100,000


     Principal payments on long-term debt                                        (10,369,572)                 (5,947,151)


     Proceeds from issuance of common stock, net                                   22,480,813                  36,963,330


     Cash paid, in the form of a deemed dividend,                                           -                (22,559,870)
         for the purchase of videochains


     Proceeds from the exercise of warrants                                                50                           -


     Capital/partner withdrawals, net                                                       -                   (227,707)
                                                                          ----------------------        --------------------

                  Net cash provided by financing activities                        25,407,225                  10,328,602
                                                                          ----------------------        --------------------

Increase (decrease) in cash and cash equivalents                                    1,641,660                   7,022,865





Cash and cash equivalents at beginning of period                                    3,563,788                     169,591
                                                                          ----------------------        --------------------




Cash and cash equivalents at end of period                          $               5,205,448  $                7,192,456
                                                                          ======================        ====================




Supplemental disclosure of cash flow information:





     Cash paid for interest                                         $                 725,680  $                   95,106

                                                                          ======================        ====================

See accompanying notes to consolidated financial statements.



393140.4
                                       S-6

Notes to Condensed Financial Information


(1)  Basis of Presentation

     As of November 14, 1996, Moovies operates 210 video specialty superstores located in Georgia, South Carolina, North Carolina, Tennessee, Virginia, Pennsylvania, New Jersey, New York, Connecticut, Ohio, Iowa, Colorado, Minnesota, Wisconsin, South Dakota and Nebraska. Moovies' superstores rent and sell a wide range of videos and video games, rent video players and video game equipment, and sell video accessories such as blank cassettes, cleaning equipment and a variety of confectionery items.

     The interim financial information included herein is unaudited. The financial information for the three month and nine month periods ended September 30, 1995 reflects the operations of Tonight's Feature Limited Partnership II ("Tonight's Feature" or the "Predecessor") which was operated as a partnership for income tax purposes. Accordingly, income taxes were paid by the Predecessor's general partners and the Predecessor had no income tax liability. Moovies, Inc. (the "Company") was incorporated in November 1994 for the purpose of entering into agreements to acquire video specialty stores, consummating an initial public offering of stock and operating video specialty stores. In August 1995, concurrently with the completion of an initial public offering of Company stock, the Predecessor was merged into Moovies, Inc. The financial information reflects the results of Tonight's Feature for all periods presented and includes the results of Moovies, Inc. from August 9, 1995. The financial information for the three month and nine month periods ended September 29, 1996 reflects the operations of the Company. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), although the Company believes that the disclosures made are adequate to make the information presented not misleading. This financial information should be read in conjunction with the consolidated financial statements and related notes contained in the Company's Annual Report on Form 10-K which was previously filed with the SEC. Other than as indicated herein, there have been no significant changes from the financial data published in that report. In the opinion of management, such unaudited information reflects all adjustments, consisting only of normal recurring accruals and other adjustments as disclosed herein, necessary for a fair presentation of the unaudited information. The results of operations for interim periods are not necessarily indicative of the results expected for the full year.

(2)  Change in Amortization Method for Videocassette Rental Inventory

     Effective January 1, 1996, the Company adopted an accelerated method of amortizing its videocassette rental inventory. Under this new method, videocassette rental inventory, which includes video games, is stated at cost, including the related costs to prepare such videocassettes for rent, and is amortized over its estimated economic life of 36 months, to its salvage value ($6 per videocassette during 1996). All copies of new release videocassettes are amortized on an accelerated basis during their first four months to an average net book value of $15 and then on a straight-line basis to their salvage value of $6 over the next 32 months.

     The method for calculating amortization of videocassette rental inventory in 1995 was as follows: videocassettes that were considered base stock ("catalog titles"), together with related costs to prepare them for rent, are amortized over 36 months on a straight-line basis. New release videocassettes are amortized as follows: the tenth and any succeeding copies of each title per store are amortized over nine months on a straight-line basis; the fourth through ninth copies of each title per store are amortized 40% in the first year and 30% in each of the second and third years; and copies one through three of the titles per store are amortized as base stock.

     The new method of amortization was adopted because the Company believes that (i) accelerating expense recognition for new release videocassettes during the first four months more closely matches the typically higher revenue generated following a title's release, (ii) $15 represents a reasonable average carrying value for tapes to be rented or sold after four months, and (iii) $6 represents a reasonable salvage value for all tapes after 36 months.

     The new method of amortization has been applied to videocassette rental inventory that was held at January 1, 1996. The adoption of the new method of amortization was accounted for as a change in accounting estimate effected by a change in accounting principle, and accordingly, the Company recorded $860,000, or $0.06 per share, as a pre-tax charge to operating expenses in the first quarter.




393140.4
                                       S-7

(3)  Public Offering.

     On June 28, 1996 the Company completed a public offering of 2,800,000 shares of common stock. On July 3, 1996 the Company closed this offering of 2,800,000 and on July 30, 1996 the Company closed on 420,000 additional shares issued in accordance with the over-allotment option granted to the underwriters. The net proceeds to the Company from the sale of common stock and the over-allotment, after deducting offering expenses, were approximately $22.5 million.

     The Company used $8.9 million of the proceeds to fund the Premiere acquisition described below. Another $3.5 million of the proceeds was used to repay the subordinated note payable to Sirrom Capital. In conjunction with that repayment, the Company recorded an extraordinary item, net of income taxes, of $64,290. The remaining proceeds were used to reduce the outstanding amount on the Company's line of credit and for general operating activities.

(4)  Premiere Acquisition.

     On July 3, 1996, the Company acquired certain assets and business of American Multi-Entertainment, Inc. d/b/a Premiere Video ("Premiere Video") in an asset purchase transaction for aggregate consideration of approximately $11.5 million, consisting of $8.9 million in cash at closing and a final payment of $2.6 million payable in January 1997 which has been secured by a bank letter of credit. Premiere Video owned and operated 23 stores in Minnesota, Iowa, Wisconsin, South Dakota and Nebraska.

(5)  Pro Forma Financial Data

     The following pro forma supplemental information for Moovies, Inc. presents operations as if Moovies, Inc. had completed (i) its initial public offering of common stock, (ii) the acquisition of 129 video specialty stores and related operations, (iii) its secondary public offering of common stock, (iv) the acquisition of the Premiere Video chain of 23 stores and (v) the adoption of an accelerated method of amortizing its videocassette rental inventory as of the beginning of the periods presented.


                                                                 Three months ended                 Nine months ended
                                                         ----------------------------------  -------------------------------

                                                            Sept. 29,         Sept. 30,         Sept. 29,       Sept. 30,
                                                               1996              1995             1996             1995
                                                         ----------------  ----------------  ---------------  --------------

                                                                     (in thousands, except per share information





Proforma revenues                                        $        22,094  $         19,432  $        65,743   $      58,147


Proforma operating costs and expenses                    $        20,907  $         17,255  $        59,955   $      52,290


Proforma net income                                      $           541  $          1,235  $         2,874   $       3,299


Proforma net income per share                            $          0.04  $           0.10  $          0.24   $        0.27


Weighted average shares outstanding                               12,078            12,160  $        12,078          12,160









393140.4
                                       S-8

                 UPDATE TO MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               (November 14, 1996)

Results of Operations

     NOTE: The discussion in this "Update to Management's Discussion and Analysis of Financial Condition and Results of Operations" is as of November 14, 1996, except where otherwise indicated.

     The Company's results of operations for the three and nine months ended September 30, 1995 reflect only the operations of the Predecessor for the period from January 1, 1995 to August 8, 1995 and include the results of the various acquisitions from and after their respective acquisition date.

     Revenues. Revenues for the three and nine months ended September 29, 1996 were $22,094,000 and $59,694,000, respectively, compared to revenues of $7,028,000 and $9,526,000 for the same periods in 1995. The increased revenues were a result of the additional stores acquired and opened by the Company concurrently with and subsequent to the initial public offering in August 1995. Product sales as a percentage of total revenues were 13.4% and 13.3% for the three and nine months ended September 29, 1996, respectively, compared to 14.3% and 12.9% for the same periods in 1995.

     During the quarter same store revenues declined by approximately three percent as the video industry experienced the effects of the Olympics. The Company had anticipated post-Olympic recovery which did not materialize. Additionally, seven stores in Georgia continued to experience significant declines in same store revenues. Management believes that this trend of decreases in same store sales will be reversed in the next quarter, based in part on anticipated new releases and certain steps taken with a view to improve operations of the Georgia stores.

     Operating Costs and Expenses. Operating expenses were $16,242,000 and $42,580,000 for the three and nine months ended September 29,1996 compared to $4,243,000 and $6,016,000 for comparable prior year periods. Operating expenses as a percentage of total revenues were 73.5% and 71.3% for 1996 compared to 60.4% and 63.2% for 1995. Excluding the $860,000 pre-tax charge to operating expenses in the first quarter (see Note 2), operating expenses for the nine months ended September 29, 1996 would have been $41,720,000 or 69.9% of total revenues. This increase resulted from a combination of higher product costs associated with purchasing tapes for higher expected revenue levels and higher costs associated with the opening of new stores as the new store revenues are not yet at mature levels. In addition, the new method of accounting for the amortization of videocassette rental inventory, as described in Note 2 to the consolidated financial statements, accelerates the amortization of videocassette rental inventory.

     Cost of product sales increased $892,000 to $1,791,000 and $3,867,000 to $4,958,000 for the three and nine months ended September 29, 1996. This increase is directly related to the increase in product sales. Cost of product sales as a percentage of product sales were 60.3% and 62.5% for the three and nine months ended September 29, 1996 compared to 89.5% and 88.5% for 1995. This decrease is the result of closer management of product sales by certain acquired companies and increasing the mix of higher margin items.

     General and administrative expenses increased to $2,409,000 and $7,019,000 for the three and nine months ended September 29, 1996, respectively, from $1,023,000 and $1,401,000 for the comparable prior year periods, reflecting the acquisitions and additional store openings. General and administrative expenses as a percentage of total revenues were 10.9% and 11.8% for 1996 compared to 14.6% and 14.7% for 1995. The percentage decrease, despite the increase in the amount of general and administrative expenses, reflects the effect of spreading these expenses over significantly greater revenues.

     Interest Expense, Net. Interest expense increased to $296,000 and $997,000 for the three and nine months ended September 29, 1996 from $106,000 and $185,000 for the comparable prior year periods. The increase is related primarily to additional borrowings under the Company's line of credit agreements and subordinated credit facility.

     Income Tax Expense. The Company had income tax expense for the three and nine months ended September 30, 1995 of $266,000. Income tax expense for the three and nine months ended September 29, 1996 was approximately $353,000 and $1,155,000, respectively, representing an effective income tax rate of approximately 39.5%.




393140.4
                                       S-9

Liquidity and Capital Resources

     The Company's primary long-term capital needs are for opening and acquiring new stores. The Company expects to fund such needs through cash flows from operations, borrowing under credit facilities, operating equipment leases and the net proceeds from the sale of debt and equity securities.

     The Company funds its short-term working capital needs, including the acquisition of videos and other inventory, primarily through cash from operations. The Company expects that cash from operations will be sufficient to fund future video and other inventory purchases and other working capital needs. Under generally accepted accounting principles, rental inventories are treated as non-current assets because they are not assets that are reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates a substantial portion of the Company's revenue, the classification of these assets as noncurrent excludes them from the computation of working capital. The cost of video inventory purchases, however, is reported as a current liability until paid, and accordingly, is included in the computation of working capital. Consequently, the Company believes working capital is not an appropriate measure of its liquidity and anticipates that it will operate with a working capital deficit during 1996.

     In December 1995 and January 1996 the Company borrowed a total of $6.5 million under an existing revolving credit facility from a bank. The proceeds were used to fund the cash portion of certain acquisitions. In addition, in January 1996 the Company borrowed $2.0 million (the "Subordinated Credit Facility"), which was subordinated to the Company's revolving credit facility. The Company repaid its Subordinated Credit Facility with the proceeds of its second offering.

     In March 1996, the Company signed a revolving credit facility (the "Facility") for up to $22.5 million to replace its existing credit facilities. The interest rate of the Facility is variable based on LIBOR and the Company may repay the Facility at any time without penalty. As of December 31, 1996, the Company had outstanding borrowings under the Facility of $19.0 million. In December 1996, the Company signed an amended credit agreement to increase the Facility to $30.0 million. Pursuant to such amendment, the available amount of the Facility will reduce quarterly beginning on September 30, 1997 with final maturity of December 31, 1998.

     On June 28, 1996 the Company completed a public offering of 2.8 million shares of common stock and on July 3, 1996 received net proceeds of $19.4 million. On July 30, 1996 the underwriters exercised their over-allotment option for 420,000 additional shares of common stock and the Company received additional net proceeds of $3.1 million.

     Concurrently with the closing of the public offering, the Company acquired the Premiere Video chain in an asset purchase agreement. Pursuant to the agreement, the Company paid $8.9 million in cash and the Company will make a final payment of $2.6 million in January 1997. The Company's obligation to make this payment has been secured by a letter of credit. In addition, the Company repaid its $3.5 million subordinated Credit Facility and repaid $3.0 million of its line of credit. The remaining proceeds were temporarily placed in short-term investment securities and were used to finance new store openings and acquisitions of other businesses that are consistent with the Company's growth strategy. The Company believes that cash from operations and borrowing availability under its existing credit facilities will be sufficient to fund its existing operations, including its planned capital expenditures and new store openings, through June 30, 1997.

     The Company has had preliminary discussions with numerous video rental store owners at various times regarding the potential acquisition of their stores. Management expects that some of these discussions will result in new acquisitions, although the Company has no agreements or commitments to acquire stores at this time. The Company is engaged in negotiations with the owners of a total of 23 video retail stores and franchiser's rights in regard to a total of 45 video retail stores. In the event that the Company purchases this chain of stores for cash, then the Company may require additional capital prior to June 30, 1997. The Company is considering additional financings which may be through the issuance of debt or equity securities.

     The Company's capital expenditures during 1997 will focus on opening new stores and completing the implementation of a new MIS. The Company currently intends to open approximately 18 additional superstores in the first quarter of 1997. The Company estimates that the total cash required to open a new Moovies superstore, including store fixtures and equipment, leasehold improvements and rental and sale inventory, typically ranges from $250,000 to $300,000 per superstore. The Company's MIS is currently being used in approximately 200 video specialty stores.





393140.4
                                      S-10

                    UPDATES TO "DESCRIPTION OF CAPITAL STOCK"

     "Description of Capital Stock" section of the Original Prospectus is hereby updated by appending the following to the end hereof:

Rights Agreement

     On December 20, 1996 the Company's Board of Directors adopted the Rights Agreement. Under the Rights Agreement, a dividend of one Right to purchase a fraction of a share of a newly created class of preferred stock, called Participating Preferred Stock, was declared for each share of Common Stock outstanding at the close of business on December 31, 1996 (the "Record Time"). The Rights, which expire on December 31, 2006, may be exercised only if certain conditions are met. Upon announcement that any person has acquired beneficial ownership of 15% or more of the outstanding Common Stock (the "Flip-in Trigger"), then:

     (i) Rights owned by the person acquiring such stock (an "Acquiring Person") or transferees thereof will automatically become void; and (ii) each other Right will automatically become a right to buy, for the Exercise Price described below, that number of shares of Common Stock or Participating Preferred Stock having a market value of twice the Exercise Price.

     Rights will separate from the Common Stock and become exercisable following the earlier of ("Separation Time"): (i) the date of the Flip-in Trigger or (ii) the tenth business day (or such later day as the Board of Directors may decide) after any person commences a tender offer that would result in such person acquiring beneficial ownership of 15% or more of the Common Stock. After the Separation Time, each Right will entitle the holder to purchase, for an exercise price of $30.00 ("Exercise Price"), a fraction of a share of Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock. After an Acquiring Person has become such, the Company may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person (a "Flip-Over Transaction or Event") if at the time of such merger or sale (or agreement to do any of the foregoing) the Acquiring Person controls the Board of Directors and, in the case of a merger, will receive different treatment than all other stockholders unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of Common Stock of such other person having a market value of twice the Exercise Price. If any person acquires between 15% and 50% of the outstanding Common Stock, the Board of Directors may, in lieu of allowing Rights to be exercised, exchange each outstanding Right for one share of Common Stock or a fraction of a share of Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock.

     The Rights Agreement provides that, until the Separation Time (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Separation Time (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Time upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Time, even without such notation or a copy of a summary of rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Separation Time and such separate Rights Certificates alone will evidence the Rights.

     The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on December 31, 2006, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Registrant into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the "Expiration Time").

     The Exercise Price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of (i) a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, or (ii) a distribution of securities or assets in respect of, in lieu of or in exchange for Common Stock (excluding regular periodic cash dividends or dividends payable in Common Stock).




393140.4
                                      S-11

     Preferred shares purchasable upon exercise of the Rights will not be redeemable without the consent of the holders of such shares. Each preferred share will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share (other than dividends or distributions paid in Common Shares). In the event of liquidation, the holders of the Preferred Shares will be entitled to be paid an amount per share equal to the aggregate amount distributable upon such event to a holder of 100 shares of Common Stock (each as adjusted for any stock dividend, stock split or combination into a smaller number of shares). Each preferred share shall have 100 votes (as adjusted for any stock dividend, stock split or combination into a smaller number of shares) and shall vote as a class with the Common Stock voting on such matter. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of Common Stock. Because of the nature of the preferred shares, div- idend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding
Common Stock, the Board of Directors of the Company may exchange all (but not less than all) of the then outstanding Rights (other than Rights owned by such person or group which will have become void) at an exchange ratio of one share of Common Stock, or one one-hundredth of a preferred share, per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock or one one-hundredths of a preferred share equal to the Exchange Ratio.

     The Board of Directors may amend the Rights Agreement in any respect until a "Flip-in Trigger" has occurred. Thereafter, the Board of Directors may amend the Rights Agreement in any respect not materially adverse to Rights holders generally. The Rights may be redeemed by the Board of Directors, at any time, until a "Flip-in Trigger" has occurred, at a Redemption Price of $.001 per Right.

     While the purpose of the Rights and Rights Agreement is to provide the Board of Directors a means to defend against abusive or certain drisciminatory takeover techniques not in the best interests of the Company's stockholders, one of the effects of the Rights Agreement may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of the Rights and the authority granted to the Board of Directors under the Rights Agreement may adversely affect the rights of the holders of Common Stock. The Rights, if exercised, would cause substantial dilution to a person or group of persons that attempts to acquire the Company without the prior approval of the Board of Directors. Accordingly, the issuance of the Rights may have the effect of delaying or preventing a change in control of the Company, discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock. See "Risk Factors - Anti-Takeover Provisions."




393140.4
                                      S-12